UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 22, 2002

Gary W. Pottorff
Secretary
NiSource Inc.
801 E. 86th Avenue.
Merrillville, IN 46410

Re: NiSource Inc.
Incoming letter dated January 17, 2002

Dear Mr. Pottorff:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to NiSource by Ralph E. Spelbring. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ralph E. Spelbring
236 Bank Street
Elkhart, IN 46516

NiSource
Delivering life's essential resources

801 E. 86th Avenue
Merrillville, IN 46410

January 17, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Proposed Shareholder Resolution of Ralph E. Spelbring***

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation, successor to NiSource Inc., an Indiana corporation formerly named NIPSCO Industries, Inc. (the "Company"), hereby requests that the staff of the Division of Corporation Finance not recommend any enforcement action if the Company does not include the proposal submitted by Ralph E. Spelbring (the "Proposal") in its proxy statement relating to its 2002 Annual Meeting of Shareholders. The Company has previously received a no action response from your office addressing the same proposal submitted by Mr. Spelbring for consideration at the three prior years' annual meetings. (See NiSource Inc. (January 19, 2001), NiSource Inc. (December 14, 1999) and NIPSCO Industries, Inc. (January 25, 1999)). The Proposal again recommends that the Company's political action committee "be eliminated and the assets distributed in accordance with applicable law." We have enclosed for filing in accordance with Rule 14a-8(d) six copies of the Proposal as well as five additional copies of this letter, which sets forth the Company's reasoning as to its conclusion that the Proposal may be properly omitted from the Company's proxy materials.

The Company intends to omit the Proposal and Mr. Spelbring's supporting statement from the Company's proxy statement in reliance upon the following rules: (i) Rule 14a-8(i)(3), because the proposal is contrary to Rule 14a-9 in that it contains statements that are materially false and misleading; and (ii) Rule 14a-8(i)(7), because the proposal deals with a matter relating to the ordinary business operations of the Company.

Background Regarding the Company's Political Action Committees

The Company maintains two political action committees which could be the subject of Mr. Spelbring's proposal, the NiSource Inc. PAC, which was formerly the Columbia Energy Group PAC and was organized in 1976 (the "NI PAC"), and the Northern Indiana Public Service Company PAC, which was formerly the NIPSCO Industries, Inc. PAC and was organized in 1994 (the "NIPSCO PAC"). Given the recent name changes of the PACs following the acquisition of Columbia Energy Group by the Company in November 2000, it is unclear which of the PACs is the subject of Mr. Spelbring's proposal. Regardless, the arguments for excluding the proposal apply equally to both PACs, and for purposes of this letter, we refer to the NI PAC and the NIPSCO PAC together as the PACs.

The express purpose of the NI PAC is "to promote good citizenship through the financial participation of its contributors in the elective process at the federal, state and local levels of government, and to protect, preserve and further constitutional institutions and the role of the energy industry in the free enterprise system. Similarly, the express purpose of the NIPSCO PAC is "to protect, preserve and further constitutional institutions, the American governmental system, and the private enterprise system, and, in particular, the advancement of the industries and the businesses in which public utilities may be engaged from time to time, and to promote good citizenship at the federal, state and local levels." The PACs carry out their purposes "through participation in the election process at the federal, state and local levels, through contributions to or expenditures on behalf of national, state and local committees of national political parties, and candidates for election to federal, state and local office." Both PACs are registered with and subject to regulation by the Federal Election Commission, and the NIPSCO PAC is also subject to the regulation of the Election Division of the Indiana Secretary of State. As such, the PACs have the power to solicit and accept voluntary contributions from certain eligible employees and the shareholders of the Company and its subsidiaries and to expend such contributions in the manner described. To the extent permitted by federal election campaign laws and by state law, the Company defrays all expenses incurred with respect to the solicitation of contributions and the administration of the PACs. However, the Company is prohibited from making contributions to the PACs and from reimbursing employees who make contributions. Furthermore, neither PAC has an office, and no Company employee devotes his or her full time to either PAC's matters.

Applicability of Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the omission of a proposal if the proposal or its supporting statements are contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Company believes that the Proposal and its supporting statements contain several such false or misleading statements. The Proposal and supporting statements read as follows:

> Shareholders recommend that the NIPSCO Industries, Inc. Political Action Committee (PAC) be eliminated and the assets distributed in accordance with applicable law.
>
> COMMENTS: Would shareholders be better served with contributions to non-profit organizations such as stations in the public broadcasting system or local chamber of commerce? If your answer is yes, you should support this. Should the PAC summarize its activities during calendar 2000 to inform shareholders?

If the comments in the Proposal are intended to suggest the distribution of the PACs' assets upon termination be made to "stations in the public broadcasting system or local chambers of commerce," the proposal improperly attempts to decide matters of charitable giving. This is an area the SEC has repeatedly stated falls within a company's "ordinary business operations." (Intel Corporation (March 31, 1999); Kmart Corp. (February 24, 1999); Minnesota Power & Light (January 8, 1997)).

Also, if the Proposal is intended to suggest that the assets of the PAC be distributed to the shareholders of the Company, any such suggestion would be contrary to applicable law and may mislead a shareholder into thinking that such a distribution would be possible. Under Indiana law, however, the NIPSCO PAC is only permitted to distribute any funds remaining upon termination to any one or a combination of the following:

(A) One (1) or more regular party committees.

(B) One (1) or more candidate's committees.
(C) The election division.
(D) An organization exempt from federal income taxation under section 501 of the Internal Revenue Code.
(E) Contributors to the committee, on a pro rata basis.

IC 3-9-1-12. Thus, even if the NIPSCO PAC were disbanded there would be no direct or indirect benefit to the shareholders, consumers or the Company other than avoiding future administrative costs of the NIPSCO PAC.

The comments in the Proposal also indicate that the Company should summarize the activities of the PAC during 2000 for the shareholders. The PACs file periodic reports with the Federal Election Commission, which then posts those reports on its web page. The FEC reports not only summarize the activities of the PACs, but specify the candidates to whom contributions have been made. Therefore, the statements in the comments supporting the Proposal are misleading because the shareholders have access to detailed records regarding the activities of the PACs through the FEC's web page.

Finally, the proposed distribution of the PACs' assets in accordance with applicable law may suggest to a shareholder that the PACs have a substantial amount of assets and may even suggest that these assets have come from the Company. Both of these inferences, if made by a shareholder, could not be further from the truth. As indicated in the Mid-Year Reports filed with the FEC, the NI PAC had less than $56,000 on hand as of June 30, 2001 and the NIPSCO PAC had less than $45,000. These funds consisted entirely of voluntary contributions made to each of the PACs from the Company's employees and do not represent assets of the Company that can be distributed to shareholders. In 2001, the Company spent under $26,000 on the PACs in administrative costs and expenses, which equates to less than one one/hundredth of one cent per outstanding share of stock. The Company believes that the minimal cost of these administrative supplies and services are outweighed by the benefits that can be realized by the Company and its subsidiaries through the political activities of the PACs.

Applicability of Rule 14a-8(i)(7)

The Company is an energy/utility-based holding company which generates all of its income from the activities of its subsidiaries. The Company's subsidiaries are subject to regulation by various federal and state regulatory agencies as public utilities furnishing gas, electricity or water to the public, and as entities involved in the transmission and sale of natural gas for resale and in the transmission and wholesale sales of electricity. Because a substantial portion of the Company's operating income is derived from activities which are subject to regulation by these agencies and because these agencies control many aspects of its operations, the Company believes that part of its ordinary course of business includes interacting with government officials at the federal, state and local levels. The various agencies have regulatory authority over numerous routine business activities, such as the collection of deposits from customers, late payment collection practices, meter installation, record keeping and operating and maintenance service standards. In fact, in some instances, these agencies have the authority to fix rates of return and approve tariffs. The activities of the PACs help to maintain good communications and relations with federal and state executives who appoint the regulators and federal and state legislators who adopt the laws that govern the ordinary business operations of the Company.

In a very similar case, the SEC staff has previously recognized that, in the utility industry, if a corporation's PAC engages in political activity relating to the corporation's three major services and its major products (the supply of gas, electric energy and water) then the PAC's activities may be considered to be a matter of that corporation's ordinary business operations (Baltimore Gas and Electric Co., Dec. 28, 1995).

For the reasons listed above, the Company believes that it has a proper basis for excluding the Proposal from its 2002 proxy materials. If you have any questions or comments about the above-discussed matter, please do not hesitate to call Peter V. Fazio, Jr., the Company's General Counsel at (219) 647-6047. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,

Gary W. Pottorff

Enclosures

cc: Ralph E. Spelbring
236 Bank Street
Elkhart, Indiana 46516

560619

236 Bank Street
Elkhart, IN 46516
October 2001

Gary W. Pottorff, Secretary
NiSource, Inc.
801 East 86th Avenue
Merrillville, IN 46410

Dear Mr. Pottorff:

A shareholder proposal for consideration at the annual meeting in 2002 follows: Shareholders recommend that the NIPSCO Industries Inc. Political Action Committee(PAC) be eliminated and the assets distributed in accordance with applicable law.

COMMENTS: Would shareholders be better served with contributions to non-profit organizations such as stations in the public broadcasting system or local chambers of commerce? If your answer is yes, you should support this. Should the PAC summarize its activitiesdduriigg calendar 2000 to inform shareholders?

200

Calendar 2000 is intended as that was an election year. Nina M. Rausch assumed that the year intended in my proposal a few years ago was different than written. She made other false assumptions and argued they were false. Naturally they were false because she started with false assumptions.

Should this issue be decided by shareholders or some bureaucrat in Washington? It came as quite a surprise that the SEC had been convinced by the argument that publically traded utilities should receive special treatment.

If this proposal is considered at the annual meeting in 2002, it is expected this shareholder or somebody representing him would attend provided the meeting is in Indiana. This shareholder for more than a decade intends to continue owniigg the shares until the time of the 2002 annual meeting.

Sincerely yours,

Ralph E. Spelbring

Ralph E. Spelbring

RECEIVED
OCT 23 2001
SECRETARY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated January 17, 2002

The proposal recommends the elimination of NiSource's political action committee.

There appears to be some basis for your view that NiSource may exclude the proposal under 14a-8(i)(7), as relating to NiSource's ordinary business operations (i.e. political activity relating to NiSource's products or services). Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NiSource relies.

Sincerely,

Keir D. Gumbs
Special Counsel